Exhibit 99.1

Hi everyone,

My name is Alyssa Laverda and I am a Director on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a painting by German artist, Albert Oehlen. A monumental figure in Contemporary art, Oehlen has been featured in numerous important solo exhibitions at prestigious institutions, such as the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018 and the Guggenheim Bilbao in 2016. As of December 2022, Oehlen’s top ten auction records have all been set since January of 2018, which is a testament to Oehlen’s robust price growth in recent years.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 145 examples of Oehlen’s works from around the world, many of which are priced in excess of $2 million. Of these examples, this is the ninth painting by the artist we have selected to be offered on the Masterworks platform.

The current offering is titled “xAxuxfx x(xdxexrx xSxtxrxaxßxex)x xsxcxhxrxexixbxexnx x(xWxrxixtxixnxgx xoxnx xtxhxex xsxtxrxexextx)x” and was executed in 2000. The Painting belongs to the series of “post-non-representational” works and features both figurative and abstract graphic elements which converge alongside fields of bright color and gestural brushstrokes to create a Surrealist landscape that challenges traditional art historical precedents.

As of December 2022, examples of “post-non-representational paintings” similar in composition and period to the Painting have achieved prices in excess of $2.1 million at auction. These include: “Die Pfeifenden Von (The Whistlers of)” (2001), which sold for $2.7 million at Sotheby’s, Hong Kong in July of 2020, “Treppe” (2006), which sold for nearly $2.2 million at Sotheby’s, New York in November of 2019, and “Untitled” (2005), which sold for $2.3 million at Sotheby’s, London in June of 2019.

Between September 2006 to May of 2021, auction sales for similar works to our offering have increased at an estimated annualized appreciation rate of 14.4%.